

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303



DIVISION OF
CORPORATION FINANCE

05073346

Act Exchange Act of 1934
Section
Rule 13e-4(f)(8)(i) + (ii)
Public Availability November 17, 2005

November 17, 2005

Via Facsimile and First Class Mail

Allen B. Levithan
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068-1791

PROCESSED
JAN 06 2006
THOMSON FINANCIAL


RECD S.E.C.
DEC - 5 2005
1083

Re: Special Situations Fund III, L.P.

Dear Mr. Levithan:

We are responding to your letter dated November 17, 2005 to Brian V. Breheny and Jeffrey B. Werbitt in the Division of Corporation Finance and Bruce MacNeil in the Division of Investment Management,[1] as supplemented by telephone conversations with the staff, with regard to your request for no-action and exemptive relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your November 17, 2005 letter.

SSF III plans to commence a one-time issuer Exchange Tender Offer to all Qualified Purchasers of SSF III. Based on the representations in your letter but without necessarily concurring in your analysis, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from:

- Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934 (Exchange Act) to permit SSF III to make the Exchange Tender Offer available only to holders of limited partnership Units of SSF III who are Qualified Purchasers as described in your letter. The exemption from Rule 13e-4(f)(8)(i) is granted to permit SSF III to make the Exchange Tender Offer available only to Qualified Purchaser Unit Holders because they are the only holders of Units of the limited partnership interests of SSF III that are eligible to accept securities offered by SSF QP.

[1] In addition to its request for no-action and exemptive relief from the Division of Corporation Finance, SSF III filed an application to the Commission's Division of Investment Management for an exemptive order pursuant to Section 17(b) of the Investment Company Act of 1940 (1940 Act) granting an exemption from Section 17(a) of the 1940 Act. The Commission published a Notice of Application (Investment Company Act Release No. 27140) on November 2, 2005. The period for any interested person to request a hearing expires at 5:30 p.m. on November 25, 2005.

- Rule 13e-4(f)(8)(ii) under the Exchange Act to permit SSF III to offer Units of limited partnership interests of SSF QP only to the Qualified Purchaser Unit Holders as opposed to the cash consideration being offered to all SSF III security holders in the Cash Repurchase Offer. The exemption from Rule 13e-4(f)(8)(ii) is granted to permit SSF III to offer Units of SSF QP only to the Qualified Purchaser Unit Holders during the concurrent Cash Repurchase Offer because they are the only holders of Units of the limited partnership interests of SSF III that are eligible to accept securities offered by SSF QP.

Based on the representations in your letter but without necessarily concurring in your analysis, the Division of Corporation Finance will also not recommend that the Commission take enforcement action pursuant to Rule 13e-4(f)(6) regarding purchases made by SSF III pursuant to its Cash Repurchase Offer that will be conducted concurrently with its Exchange Tender Offer.

The foregoing exemptions and no-action relief from Rule 13e-4 are based solely on your representations and the facts presented in your letter dated November 17, 2005, as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the proposed repurchase offer. You should discontinue the repurchase offer pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in these offers must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view with respect to any other questions that these offers may raise, including, but not limited to matters concerning Regulation D under the Securities Act of 1933, Rules 13-4(f)(5) and 14e-5 under the Exchange Act and the applicability of any other federal or state laws to, the Exchange Tender Offer or the Cash Repurchase Offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

INQUIRY-1: LOWENSTEIN SANDLER PC
65 Livingston Avenue
Roseland, New Jersey 07068-1791

November 17, 2005

VIA FEDERAL EXPRESS

Mr. Brian V. Breheny, Chief
Mr. Jeffrey B. Werbitt, Attorney-Adviser
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Mr. Bruce R. MacNeil, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0609

Re: *Special Situations Fund III, L.P.* -- Rule 13e-4(f)(8)(i), Rule 13e-4(f)(8)(ii) and Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended.

Dear Sirs:

On behalf of Special Situations Fund III, L.P. ("**SSF III**"), we hereby request that the Securities and Exchange Commission (the "**Commission**") grant an exemption from Rule 13e-4(f)(8)(i) (the "**All Holders Provision**") and Rule 13e-4(f)(8)(ii) (the "**Best Price Provision**") under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), and issue a no-action position with respect to Rule 13e-4(f)(6) under the 1934 Act, under the unique circumstances described in this letter. The requested relief would enable SSF III to conduct a on-time issuer exchange tender offer (the "**Exchange Tender Offer**") together with a cash repurchase offer (the "**Cash Repurchase Offer**" and together with the Exchange Tender Offer, the "**Offers**"). The issuer Cash Repurchase Offer will provide all holders of partnership interests ("**Units**") in SSF III with the voluntary option to tender their Units to SSF III in exchange for a cash payment of a dollar amount equal to the net asset value ("**NAV**") of the tendered Units on December 30, 2005 (the "**Valuation Date**"). No relief is requested for the Cash Repurchase Offer to all Unit holders; the Cash Repurchase Offer will be conducted in accordance with Rule 23c-3 of the 1940 Act and therefore is exempt from the requirements of Rule 13e-4 of the 1934 Act pursuant to Rule 13e-4(h)(7).

The one-time Exchange Tender Offer will provide SSF III Unit holders that are qualified purchasers (as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), "**Qualified Purchasers**") with the voluntary option to tender their Units to SSF III and receive in exchange therefor an amount of whole or fractional Units of Special Situations Fund III QP, L.P. ("**SSF QP,**" and together with SSF III, the "**Applicants**"), equal in value to the tendered SSF III Units' NAV as calculated on the Valuation Date. SSF III intends to commence the Offers on November 17, 2005 and have the Offers expire on December 16, 2005. SSF III intends to exchange SSF III Units for SSF QP Units pursuant to the Exchange Tender Offer at the close of business on December 31, 2005, and distribute the proceeds of the Cash Repurchase Offer by January 6, 2006.

As background, SSF III is a closed-end management investment company registered pursuant to the 1940 Act that invests primarily in equity securities and securities with equity features of companies traded publicly on Nasdaq and "over-the-counter" or listed on national securities exchanges.[1] A "grandfather" provision under Treasury Regulation Section 1.7704-1(l)(2), which has had the effect of allowing SSF III to satisfy a "private placement safe harbor" in applicable Treasury Regulations ensuring that it would not be treated as a publicly traded partnership for federal income tax purposes, will expire on December 31, 2005 because the maximum number of partners SSF III is permitted to have in order to qualify will decrease from 500 to 100, so long as it remains a registered investment company. SSF III had 451 Partners as of October 1, 2005. A publicly traded partnership generally is taxed as a corporation subject to a double level of tax that could be extremely adverse to the SSF III Unit holders.

Unless SSF III satisfies a different "safe harbor," the determination of whether it should be treated as a publicly traded partnership would be made by applying a "facts and circumstances" test. Reliance upon the "facts and circumstances" test is not a viable alternative because of the high level of uncertainty which would be associated with its application to SSF III, particularly with SSF III's current repurchase policies which might result in such a volume of repurchases that SSF's Units could be considered to be readily tradable on a public market or a substantial equivalent thereof and cause SSF III to be taxed as a publicly traded partnership. To satisfy a safe harbor and avoid the uncertainty of the "facts and circumstances" test, SSF III will propose amendments, for the approval of the Partners, to its repurchase offer policies to change the minimum repurchase offer amount from 10% of the Units outstanding per semi-annual period (or 20% per year) to 5% of Units outstanding per semi-annual period (or 10% per year) and to increase the repurchase request deadline from 14 days to 60 days prior to the repurchase pricing date. If such amendments are approved, commencing in 2006 SSF III's repurchase of Units during each year would be limited to 10% of its outstanding Units, with certain exceptions (including the annual repurchase of up to an additional 2% of the Units outstanding). While these changes in SSF III's repurchase offer policies would reduce the liquidity of the investment of the remaining Unit holders, it would enable SSF III to continue to be taxed as a partnership, which is a "pass-through" entity for federal income tax purposes, and avoid the double level of taxation that would occur if SSF III were considered to be a publicly traded partnership. In the absence of these changes in the repurchase offer policies, if the "facts and circumstances" test were not met, the income of SSF III would be taxed at the partnership level and then again when distributed to the Partners, which would be disadvantageous to the Partners. The Applicants believe that the benefits of avoiding double taxation outweigh the burden of the decrease of liquidity resulting from such amendments and, thus, that such amendments would be in the best interests of the Unit holders remaining in SSF III.

The Applicants believe that the Offers are in the best interests of all limited partners of SSF III ("**Limited Partners**"). The Individual General Partners (collectively, the "**Board"**) have considered other alternatives to the Offers, after coming to the conclusion in May 2005 that there was no likelihood that the expiration date of the "private placement safe harbor", which had been in existence for approximately 10 years, would be extended. The Board considered having SSF III qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended. This alternative was determined not to be preferable to the Offers because of the restrictions on SSF III's operations and investments which would be expected to result therefrom, including limitations on the concentration of its portfolio, the requirement generally to distribute to investors 90% or more of its taxable and tax-exempt income, and the less favorable treatment of any operating losses or net capital losses, plus the additional anticipated administrative costs associated with such compliance with the applicable requirements and restrictions. The Board also considered the possibility of liquidating SSF III. This was not considered preferable to the Offers as it likely would result in the recognition of taxable gain for a number of Limited Partners and deny many of them the opportunity to obtain the investment management services of the Adviser.

On May 2, 2005, the Board, including a majority of the Individual General Partners who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("**Independent General Partners**"), approved the Offers on behalf of SSF III, subject to the Commission issuing an order pursuant to this application. In approving the Offers, the Board concluded that: (i) the Offers are consistent with the policies of SSF III, as recited in its registration statement, (ii) the terms of the Offers, including the consideration to be received by each Fund, are reasonable and fair and do not involve overreaching on the part of any person concerned, and (iii) participation in the Offers are in the best interests of SSF III and its Limited Partners and the interests of existing Limited Partners of SSF III will not be diluted as a result of the Offers. These findings and the basis upon which such findings were made, are recorded in the minute book of SSF III.

In the absence of the Exchange Tender Offer, a decision by a Limited Partner of SSF III to switch its investment in SSF III to a more liquid investment (whether in SSF QP or another vehicle) would require that the Limited Partner accept a cash repurchase offer. Mass cash repurchases would require SSF III to liquidate a portion of its investment portfolio to make a cash repurchase payment to the Limited Partner. Such a liquidation by SSF III could disrupt its investment operations. Such a liquidation could also cause the recognition of gains or losses (and thereby reduce returns) that might not otherwise occur in the ordinary course, which would be borne by all SSF III's Unit holders. Moreover, a cash payment to the electing Limited Partner would be taxable to such Limited Partner to the extent the payment exceeded his tax basis in the Units repurchased. In addition, because SSF III's cash repurchases are limited by the 1940 Act and SSF III's governing documents, SSF III might not be able to satisfy all requests for cash repurchase. Offering the Exchange Tender Offer would likely reduce (or eliminate) the number of Qualified Purchaser Unit Holders accepting the Cash Repurchase Offer, which would eliminate any adverse impact of mass cash repurchases. Thus, SSF III seeks an equitable and efficient means to: (i) permit Unit holders who do not approve of amending SSF III's repurchase offer policies to liquidate their investment in SSF III for cash, (ii) permit Qualified Purchaser Unit holders who do not approve of amending SSF III's repurchase offer policies and do not desire to have their Units repurchased for cash, to exchange their Units in SSF III for equivalent Units in SSF QP, and (iii) avoid disadvantaging SSF III Unit holders who would like to continue their investment in SSF III by amending its repurchase offer policies so as to fall within the Treasury Regulation safe harbor described above, thus enabling them to continue to obtain the investment management services of the Adviser and avoid the adverse tax consequences that might otherwise result.

SSF III believes that the proposed Exchange Tender Offer is consistent with the policies and purposes underlying Rule 13e-4 generally, but is requesting relief because certain features of the Exchange Tender Offer could be viewed as inconsistent with the terms of Rule 13e-4.[2] As a matter of policy, and based on precedent, the relief requested should be available to permit SSF III to conduct the Exchange Tender Offer without complying with the All Holders Provision, the Best Price Provision or Rule 13e-4(f)(6) under the circumstances and the specific terms described in this letter.

I. BACKGROUND

SSF III

SSF III, which was organized as a Delaware limited partnership on October 18, 1993, is a closed-end management investment company registered with the Commission under the 1940 Act. SSF III's Units are not registered under the Securities Act of 1933 (the "**1933 Act**") because Units are sold in non-public offerings in compliance with Regulation D promulgated under the 1933 Act. Each investor in SSF III is an "accredited investor" within the meaning of Regulation D under the 1933 Act and a "qualified client" within the meaning of Rule 205-3 under the Investment Advisers Act of 1940, as amended (the "**Advisers Act**").[3] SSF III may offer and sell additional Units to existing Limited Partners and qualified new investors in the future. SSF III operates as an "interval fund" under Rule 23c-3 promulgated under the 1940 Act and conducts routine cash repurchase offers pursuant to its fundamental policies and Rule 23c-3 under the 1940 Act, as well as its limited partnership agreement. SSF III's investment objectives are to maximize long-term capital appreciation by investing primarily in equity securities and securities with equity features of companies traded publicly on Nasdaq or "over-the-counter" or listed on national securities exchanges, which possess a technological, market or product niche, which may be, for various reasons, undervalued, or with prospects of going private or being acquired. At the end of each semi-annual fiscal period of SSF III, the number of Units held by each Partner is redetermined to maintain a fixed price of $25,000 per Unit.

As of September 30, 2005, (i) SSF III's total assets were approximately $550.0 million; (ii) the Adviser held 1,244.7802 Units of SSF III (representing approximately $35.5 million and 6.2% of the outstanding Units) as a General Partner (and no Units as a Limited Partner); (iii) the Individual General Partners as a group held an aggregate of 178.2013 Units of SSF III (representing approximately $4.9 million and 0.9% of the outstanding Units)[4]; as General Partners, other than 15.3178 Units held as a Limited Partner by one Individual General Partner. The Adviser receives a performance allocation (the "**Corporate General Partner Incentive Allocation**") equal to 20% of the net profit allocated to Limited Partners for each fiscal period (which is calculated with regard to a "high water mark" - that is, if there is a loss for an accounting period, the Corporate General Partner Incentive Allocation will not apply to future periods until the loss has been recovered.). SSF III pays each quarter, in arrears, an administrative fee (the "**Administration Fee**") to AWM Investment Company, Inc. ("**AWM**") equal to 0.75% per annum of SSF III's NAV. The total amount of fees and expenses (including the Administration Fees, professional fees and custodial fees, and the Corporate General Partner Incentive Allocation paid to the Adviser charged to SSF III for the calendar year ended December 31, 2004 was approximately 5.41% of average net assets for the year ending December 31, 2004 (excluding the Corporate General Partner Incentive Allocation, fees and expenses were 0.84% of average net assets). SSF III complies with Section 2(a)(41) of the 1940 Act. As of September 30, 2005, SSF III had approximately 289 Unit holders who are Qualified Purchasers ("**Qualified Purchaser Unit Holders**"), owning approximately 92% of SSF III's Units, and approximately 162 Unit holders who are non-Qualified Purchasers ("**non-Qualified Purchaser Unit Holders**") owning the balance.

SSF QP

SSF QP is a Delaware limited partnership that was formed on May 17, 2005 to effect the Exchange Tender Offer. SSF QP has been formed in compliance with, and will be bound by the terms and conditions of, this application. It will not be registered under the 1940 Act in reliance upon the exemption afforded by Section 3(c)(7) of the 1940 Act as all of its investors will be Qualified Purchasers. SSF QP's Units will not be registered under the 1933 Act in reliance upon Regulation D promulgated under the 1933 Act. Each investor in SSF QP will also be an "accredited investor" within the meaning of Regulation D. SSF QP will have no assets until after the Valuation Date, after which date, the last business day immediately prior to the effectuation of the Exchange Tender Offer, SSF III will contribute portfolio securities, on a strict pro rata basis (except for fractional shares), to SSF QP having a total NAV equal to the total NAV of the SSF III Units tendered in the Exchange Tender Offer. In exchange for such contribution of portfolio securities to SSF QP, SSF III, which is a Qualified Purchaser, shall be issued Units in SSF QP, consisting of limited partnership interests and general partnership interests, which will be exchanged to Qualified Purchaser Unit Holders who participate in the Exchange Tender Offer ("**Exchanging Holders**") and the Adviser respectively, as described more fully in this application.

SSF QP will have the same investment objectives as SSF III but will not begin investment activities until the Exchange Tender Offer is completed. SSF QP expects to offer and sell additional Units to Exchanging Holders and other Qualified Purchasers semi-annually (i.e., as of January 1 and July 1 of each calendar year) at the discretion of the General Partner (beginning January 1, 2006). SSF QP will have the same administration fee and performance allocation structure as SSF III. The Adviser will receive a performance allocation equal to 20% of the net profit allocated to limited partners of SSF QP for each fiscal period (which is calculated with regard to a "high water mark" as described above). SSF QP will pay each quarter, in arrears, an administrative fee to AWM equal to 0.75% per annum of SSF QP's NAV.

Beginning June 30, 2006, limited partners of SSF QP may redeem their Units of SSF QP semi-annually on June 30 and December 31 of each calendar year, by providing written notice to the Adviser on or before June 15 or December 15, respectively, of such calendar year. The Adviser has the right to limit the aggregate redemptions of Units of SSF QP by limited partners in any semi-annual fiscal period to 10% of the outstanding Units at the last day of the period (after the redetermination of Units to reflect SSF QP's profit or loss as of the end of such period). Assuming the Transaction Participation Assumptions[5] and that such transactions were consummated on December 31, 2003, the Applicants estimate that the fees and expenses for SSF QP (excluding any

Corporate General Partner Incentive Allocation but including all other fees, including the Administration Fee) would have been on a pro forma basis approximately 0.81% of average net assets for the calendar year ended December 31, 2004.

SSF QP is eligible to satisfy a "passive income" exception from the general rule that a public-traded partnership shall be taxed as a corporation. It is expected that SSF QP's gross income will consist of sufficient "passive income", e.g., dividends, interest, and gain from the sale of securities, to satisfy this safe harbor. Therefore, the expiration of the "grandfathered" safe harbor under Treasury Regulation Section 1.7704-1(1)(2) does not affect SSF QP. In comparison, SSF III is not eligible to satisfy the "passive income" exception because it is a registered investment company.

The Adviser

The Adviser, which is a Delaware limited partnership, is an investment adviser registered with the Commission under the Advisers Act. The Adviser serves as a General Partner of, and the investment adviser to, SSF III and, upon completion of the Exchange Tender Offer, will also serve as the general partner of, and investment adviser to, SSF QP. AWM is the sole general partner of the Adviser and Austin W. Marxe, David M. Greenhouse and Adam Stettner are the sole limited partners of the Adviser (collectively with AWM, the "**Principals**"). As of September 30, 2005, (i) the Adviser held 1,244.7802 Units of SSF III (representing approximately $35.5 million and 6.2% of the outstanding Units) as a General Partner; (ii) Mr. Marxe individually held 160.8813 Units of SSF III (representing approximately $4.4 million and 0.8% of the outstanding Units) as an Individual General Partner; (iii) Mr. Greenhouse individually held 33.3417 Units of SSF III (representing approximately $0.9 million and 0.2% of the outstanding Units), as a Limited Partner; and (iv) Mr. Stettner individually held 1.9543 Units of SSF III as a Limited Partner.

SSF III's Repurchase Offers

SSF III conducts routine cash repurchase offers pursuant to its fundamental policies, Rule 23c-3 promulgated under the 1940 Act and its limited partnership agreement. Partners of SSF III are entitled to redeem Units at their NAV semi-annually, on June 30 and December 31 of each year. For each semi-annual repurchase date, the Board determines the percentage of Units to be repurchased, which currently must be at least 10% of the total Units outstanding and not more than 25% of the total Units outstanding on the redemption date (determined after redetermination of the Units). The Cash Repurchase Offer would be such a "routine" cash repurchase offer to all Limited Partners, including non-Qualified Purchasers Unit Holders.

Information concerning the semi-annual routine repurchase offers conducted pursuant to Rule 23c-3 for the last five calendar years is annexed to this application as Schedule 1. During the last five years, the Board has determined that the maximum percentage of Units to be repurchased in SSF III's routine repurchase offers would be limited to 10% of SSF III's outstanding Units for each semi-annual period.[6] Limited Partners, however, have not exceeded 4.13% of total capital for any semi-annual period. Requests for repurchase have exceeded 5% and 10%, on a semi-annual and annual basis, respectively, on three occasions – December 31, 2004, December 31, 2003 and December 31, 2000 (in all cases resulting from significant tenders by the Adviser, which shall not participate in the Cash Repurchase Offer). In addition, holders of Units in SSF III received notice from SSF III of the expiration of, effective January 1, 2006, the grandfather provision of the safe harbor relied on by SSF and the effect of such changes on the operations of SSF III before the most recent routine cash repurchase offer in June 2005. There were no material deviations in the amount of Units tendered for repurchase in the June 2005 offer, as a percentage of Units of outstanding, as compared to amounts historically tendered. At the time of each future semi-annual repurchase offer, SSF III expects to offer and sell additional Units to existing Limited Partners and other accredited investors (beginning in June 30, 2006). The Cash Repurchase Offer will be conducted in accordance with Rule 23c-3 of the 1940 Act and thus is exempt from the requirements of Rule 13e-4 of the 1934 Act pursuant to Rule 13e-4(h)(7). Therefore, no relief is requested for the Cash Repurchase Offer to all Unit holders.

SSF III's Proposed Cash Redemption Offer

The Cash Repurchase Offer will enable all Unit holders of SSF III (including Qualified Purchaser Unit Holders) to choose to tender their Units to SSF III for a cash payment equal to the NAV on the Valuation Date, of the Units tendered. The Board has determined that the maximum percentage of Units to be repurchased pursuant to the Cash Repurchase Offer initially will be 10% of the total Units outstanding. If the Limited Partners tender for repurchase in the Cash Repurchase Offer more than 10% of the Units outstanding, the Board will exercise its discretion to increase such maximum by another 2% of the total Units outstanding (for a total of 12%). If the Cash Repurchase Offer remains oversubscribed, SSF III will repurchase Units tendered on a pro rata basis (based upon the number of Units submitted for purchase by each such holder). The Applicants believe that in the Cash Repurchase Offer, which will be for up to 12% of SSF III's outstanding Units, all non-Qualified Purchaser Unit Holders who tender Units will be able to receive cash for all Units tendered. In addition, the Applicants believe that repurchases above 12% would be imprudent and disruptive to SSF III's investment operations. The Individual General Partners, the Adviser, and the Principals will not participate in the Cash Repurchase Offer.

SSF III's Proposed Exchange Tender Offer

The Exchange Tender Offer will allow all of the Qualified Purchaser Unit Holders (which are the only investors eligible to invest in SSF QP) a one-time opportunity to tender all of their SSF III Units for an equal amount of full and fractional Units of SSF QP having the same NAV as the tendered Units of SSF III on the Valuation Date.[7] The Cash Repurchase Offer is not limited by the Exchange Tender Offer. Thus, a Qualified Purchaser Unit Holder of SSF III will have the option to accept the Cash Repurchase Offer or the Exchange Tender Offer. Any Partner that is eligible to invest in SSF QP will be eligible to participate in the Exchange Tender Offer.

While all Unit holders of SSF III would have the right to participate in the Cash Repurchase Offer, only Qualified Purchaser Unit Holders of SSF III would have the right to participate in the Exchange Tender Offer. Following the Exchange Tender Offer, Exchanging Holders will be limited partners of SSF QP rather than SSF III, but they will hold an interest in an equivalent securities portfolio at the same NAV. In this sense, the Exchange Tender Offer can be viewed as a change in the form in which assets are held, rather than as a disposition giving rise to Rule 13e-4 concerns. The proposed Offers would be structured in this manner to treat all Unit holders equally to the greatest extent practicable under the circumstances, described below, without disadvantaging any

Unit holders. The Qualified Purchaser Unit Holders are not arbitrarily designated groups of holders, and Qualified Purchaser Unit Holders would be unable to alter their character for purposes of eligibility for the Offers. The purpose of the proposed Exchange Tender Offer is to provide all Qualified Purchaser Unit Holders of SSF III with an exchange option that, if elected, would enable such Unit holders to switch their investments from SSF III to SSF QP, and thereby avoid the potential adverse consequences to all Unit holders of SSF III that may otherwise result in the absence of the Exchange Tender Offer. The proposed Offers would be voluntary; no Unit holder of SSF III would be required to tender any Units.

On November 16, 2005, the Limited Partners of SSF III approved (i) the amendment of the limited partnership agreement of SSF III to authorize the Exchange Tender Offer (with 81% of the Units outstanding present in person or by proxy, 80.6% voted for, .2% against and .2% abstained), and (ii) the ratification of the terms of the Exchange Tender Offer (with 81% of the Units outstanding present in person or by proxy, 80.4% voted for, .2% against and .4% abstained).

In addition, no repurchase fees, brokerage commissions, fees or other remuneration will be paid by SSF III, SSF QP or any Unit holder in connection with the Offers. SSF QP will bear, as organizational costs, the costs of effecting the Exchange Tender Offer, including the legal fees associated with this request, the relief requested under the 1940 Act, described below, and the preparation and filing with the Commission of SSF III's proxy materials and tender offer materials for the Exchange Tender Offer. The Applicants estimate such fees to be $100,000 or approximately 0.02% of SSF QP's total assets, assuming the Transaction Participation Assumptions. Any and all costs and expenses in connection with the Cash Repurchase Offer will be incurred before SSF III calculates its NAV, and therefore will be reflected in the NAV, on the Valuation Date. Depending on participation in the Exchange Tender Offer and the Cash Repurchase Offer, SSF III is likely to be significantly smaller after the effect of the Offers. Although the decrease in the size of SSF III will not result in an increase in the rate of the fee paid to SSF III's administrator, other expenses of SSF III, such as legal, accounting and compliance fees, will not decrease in proportion to the decrease in the size of SSF III.

Assuming the Transaction Participation Assumptions and that such transactions were consummated on December 31, 2003, the ratio of all fees and expenses of SSF III (excluding any Corporate General Partner Incentive Allocation but including all other fees, including the Administration Fee) to average net assets would have been 1.57% on a pro forma basis for the calendar year ended December 31, 2004, rather than the actual expense ratio of 0.84% of average net assets for the calendar year ended December 31, 2004. Although the relative increase in SSF III's expense ratio is expected to be material, the Board believes that the benefits of the Transaction to all Partners (including the continued service of the Adviser) outweigh the burden of any such increase in SSF III's expense ratio. The Board has not asked the Adviser to waive or reduce the Corporate General Partner Incentive Allocation to offset any increase in the expense ratio (and has no reason to believe that the Adviser would lower the Corporate General Partner Incentive Allocation, if asked). The Board is very satisfied with the performance of the Adviser as SSF III's investment adviser in light of SSF III's outstanding performance history. In light of this history, even with an increased expense ratio, the Board believes that the remaining Limited Partners would benefit from the Transaction and the Adviser's continued role under the current compensation arrangement.

In the Exchange Tender Offer, SSF III will receive instructions from the Exchanging Holder to exchange the tendered Units of SSF III for SSF QP Units to be issued to an Exchanging Holder. Pursuant to the Exchange Tender Offer each Unit of SSF QP issued to an Exchanging Holder will have an NAV equal to the NAV of SSF III Units exchanged. The NAV of SSF III Units and SSF QP Units will be determined in an identical manner. Because Units will be exchanged and issued at NAV, Limited Partners of SSF III will not be diluted. Moreover, such exchange of Units will not be a taxable transaction for SSF III nor for the Exchanging Holder. As will be stated in the document describing the Cash Repurchase Offer (and is consistent with SSF III's practice and the disclosure for prior routine cash repurchase offers), a Partner may obtain information concerning the NAV of SSF III or of a Unit of SSF III on any date by telephoning SSF III, and SSF III will compute the NAV of SSF III and the NAV of a SSF III Unit daily during the period from December 9, 2005 through December 15, 2005.

The Exchange Tender Offer could be deemed to constitute an affiliated transaction prohibited under the 1940 Act. SSF III has filed an exemptive application to the Commission's Division of Investment Management, for an exemptive order granting relief under the 1940 Act for SSF III to conduct the Exchange Tender Offer.[8] The Commission published a Notice of Application (Investment Company Act Release No. 27140) on November 2, 2005 and the period for any interested person to request a hearing expires at 5:30 p.m. on November 25, 2005.

II. ANALYSIS

Rule 13e-4 under the 1934 Act regulates issuer tender offers and imposes various requirements on such tender offers. Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers.[9]

The All Holders Provision, Rule 13e-4(f)(8)(i), requires that a "tender offer [be] open to all security holders of the class of securities subject to the tender offer." While the All Holders Provision does not prohibit partial tender offers or offers for less than all outstanding securities of a class, the provision in effect provides that all security holders of a class must be able to accept the tender offer if they so desire.[10] As proposed, only Qualified Purchaser Unit Holders of SSF III would be able to elect the Exchange Tender Offer (although all Limited Partners will have the same opportunity to participate in the Cash Repurchase Offer). This feature could be viewed as inconsistent with the All Holders Provision in that no non-Qualified Purchaser Unit Holder of SSF III would be able to elect the Exchange Tender Offer.

The Best Price Provision, Rule 13e-4(f)(8)(ii), requires that "the consideration paid to any security holder pursuant to the tender offer [be] the highest consideration paid to any other security holder during such tender offer." The Commission, in adopting amendments to Rule 13e-4, stated that the Best Price Provision requires that "the highest price paid to any tendering security holder . . . would need to be paid to any other tendering security holder."[11] In the proposed Offers, tendering Qualified Purchaser Unit Holders of SSF III who elect the Exchange Tender Offer would receive whole or fractional Units of SSF QP equal in value to their tendered SSF III Units' NAV calculated on the Valuation Date. Tendering Qualified Purchaser Unit Holders of SSF III who elect to participate in the Cash Repurchase Offer would receive cash payment of their tendered SSF III Units' NAV calculated on the Valuation Date. This feature of the proposed Offers could be viewed as inconsistent with the Best Price Provision in that alternative forms of consideration would be offered to Unit holders of SSF III. In this regard, Rule 13e-4(f)(10) provides an exception to the Best Price Provision that permits alternative forms of consideration to be offered to tendering security holders, provided that: (i) security holders are afforded an equal right to elect among each of the types of consideration offered; and (ii) the highest consideration of each type paid to any security holder is paid to any other security holder receiving that type of consideration. In the proposed Offers, all Qualified Purchaser Unit Holders of SSF III, but only such Unit holders, would have an equal right to elect either the Cash Repurchase Offer or the Exchange Tender Offer. This feature of the proposed Offers could be viewed as inconsistent with Rule 13e-4(f)(10)(i) because no non-Qualified Purchaser Unit Holder of SSF III would have the right to elect the Exchange Tender Offer. Therefore, the proposed Offers do not appear to qualify for the Rule 13e-4(f)(10) exception to the Best Price Provision.

Rule 13e-4(f)(6) requires that "until the expiration of at least ten business days after the date of termination of the issuer tender offer, neither the issuer nor any affiliate shall make any purchases, otherwise than pursuant to the tender offer, of (i) any security which is the subject of the issuer tender offer . . .; and (ii) in the case of an issuer tender offer that is an exchange offer, any security being offered pursuant to such exchange offer . . . ." In the proposed Offers, the repurchase by SSF III pursuant to the Cash Repurchase Offer of Units of SSF III (which are the subject of the Exchange Tender Offer) may be viewed as inconsistent with Rule 13e-4(f)(6) if the date of the expiration of the Cash Repurchase Offer (i.e., December 16, 2005) is considered to be the purchase date for purposes of Rule 13e-4(f)(6), because it is within ten business days of the termination of the Exchange Tender Offer (also December 16, 2005).

Notwithstanding the fact that certain features of the Exchange Tender Offer may be considered inconsistent with the terms of Rule 13e-4, SSF III believes that the Offers are consistent with the policies and purposes underlying Rule 13e-4 generally. In addition, the Exchange Tender Offer would otherwise comply with Rule 13e-4, which would include, among other things, (i) filing a Schedule TO with the Commission, (ii) furnishing disclosure documents containing information required by Schedule TO promptly to SSF III Unit holders, (iii) providing a SSF QP private placement memorandum with the Exchange Tender Offer, (iv) remaining open at least 20 business days, (v) allowing for withdrawal of any tendered Units while the Exchange Tender Offer remains open, (vi) not extending the Exchange Tender Offer without proper notice, and (vii) promptly exchanging the tendered Units for SSF QP Units following the termination of the Exchange Tender Offer.

Further, SSF III believes that, based on precedent, relief should be available to permit it to conduct the Exchange Tender Offer without complying with the All Holders Provision, the Best Price Provision, and Rule 13e-4(f)(6). The exemptive relief requested with respect to the All Holders Provision and the Best Price Provision is consistent with relief recently granted to Man-Glenwood Lexington, LLC et. al. ("**Man-Glenwood**") (pub. avail. January 31, 2005). Therein, the Commission permitted Man-Glenwood to conduct an exchange offer whereby only the tax exempt investors in a registered investment company would be permitted to exchange their units for units in a registered investment company that afforded such investors beneficial tax treatment.

The Commission has also granted relief from these provisions under the various tender offer rules, as discussed below, in circumstances where a particular offer, although not in compliance with these provisions, would not violate the public policy of prohibiting discriminatory offers that disfavor certain security holders. In particular, the Commission has granted relief in circumstances where, although not otherwise factually applicable to the Offers, one group of holders would receive benefits not available to other holders. Although the facts and circumstances of the proposed Offers differ from those in the below-cited precedent, SSF III believes that the relief it seeks in this letter is consistent with the position the Commission took in those instances. These positions are represented in no-action letters involving similar all holders and best price provisions that are contained in Rule 14d-10, which applies to third-party tender offers. See, e.g., Madison Dearborn Partners, LLC (pub. Avail. July 5, 2002) (relief granted to allow a tender offer to treat shareholders differently by including an alternative to cash payment available only for non-U.S. shareholders because the alternative, in the form of "loan notes," offered no tax benefits to U.S. holders); Esat Telecom Group plc (pub. Avail. Dec. 23, 1999) (similar transaction). See also International Business Machines Corp. (pub. Avail. March 8, 2000) (tender offer allowed Canadian shareholders to receive certain exchangeable shares rather than common shares available to other shareholders to maximize tax benefits available to Canadian holders while minimizing tax liabilities of both groups).

The purpose of the Exchange Tender Offer is to permit Qualified Purchaser SSF III Unit holders to switch funds without liquidating their ultimate investment, and thereby avoid the adverse consequences to all Limited Partners described herein. All Qualified Purchasers are eligible and will be treated equally. It is voluntary on the part of Qualified Purchasers, and there will be no recommendation by SSF III as to whether a tender should be made. The Offers will benefit all SSF III Unit holders as the alternative of liquidating or conducting only a cash tender offer to all Unit holders would result in taxable income to all Unit holders resulting from sale of SSF III's securities portfolio. The proposed Exchange Tender Offer to Qualified Purchasers will result in no taxable income to other Unit holders and it is expected that it will not result in taxable income for tendering Qualified Purchasers. SSF III believes that combined with the Cash Repurchase Offer, the Exchange Tender Offer allows SSF III to achieve a result that is in the best interest of all Unit holders. Under the circumstances, no regulatory purpose is served by preventing SSF III from conducting the Offers as proposed.

Although the Applicants are not seeking exemptive or no-action relief from provisions other than the All Holders Provision, the Best Price Provision and Rule 13e-4(f)(6), the Applicants note that payments, as required under Rule 13e-4(f)(5) and Rule 14e-1(c), must occur promptly. The proceeds of the Cash Repurchase Offer will be distributed on January 6, 2006, as required by Rule 23c-3 of the 1940 Act and SSF III's limited partnership agreement. With respect to the Exchange Tender Offer, the exchange will occur on December 31, 2005 after calculation of the NAV as of the Valuation Date. SSF III's limited partnership agreement requires that the valuation date for a cash repurchase offer be 14 days after the termination of such cash repurchase offer. Applicants believe that it is in the Unit holders best interest to ensure economic equivalence between the Cash Repurchase Offer and the Exchange Tender Offer by having a common valuation date and conducting the Offers concurrently. Moreover, for limited partnerships such as SSF III, to avoid an additional closing of the books of account during the middle of a fiscal period and the costs, administrative burdens, and possible inequities associated therewith, it is standard practice to effect a transaction in the nature of the exchange at the end of a fiscal period (December 31, 2005). Thus, the Applicants believe that payment in the Exchange Tender Offer will be prompt for purposes of Rule 13e-4(f)(5) and Rule 14e-1(c).

The Applicants have also considered the application of Rule 14e-5 to the Offers. The Applicants believe that the Cash Repurchase Offer and the Exchange Tender Offer are part of the same tender offer. Applicants believe that the Cash Repurchase Offer could also be exempt under Rule 14e-5(b)(7), because under SSF III's agreement of limited partnership, a binding and unconditional contract entered into prior to the making of the Offers, SSF III is contractually bound to make a semi-annual cash repurchase offer, in the minimum amount of 10% of its outstanding Units and upon the other terms of the Cash Repurchase Offer set forth in SSF III's limited partnership agreement. The existence and material terms of such offer are described in the offering materials for the Cash Repurchase Offer and the Exchange Tender Offer. Moreover, SSF III's Units are not transferable pursuant to SSF III's limited partnership agreement, and there is no market for SSF III's Units. The Cash Repurchase Offer and the Exchange Tender Offer are being conducted concurrently, having the same termination date and Valuation Date, and are economically equivalent. If the Offers are considered as separate for purposes of Rule 14e-5, the Applicants believe no Unit holder is disadvantaged. Specifically, participation in the Cash Repurchase Offer will not affect the NAV at which the Exchange Tender Offer is conducted. In addition, the non-Qualified Purchaser Unit Holders in the Cash Repurchase Offer likely benefit from SSF III's providing to the Qualified Purchaser Unit Holder an equivalent alternative to the Cash Repurchase Offer for the reasons stated herein. Thus, the Applicants believe that the Offers do not violate Rule 14e-5.

The All Holders Provision

The Commission has granted relief from the All Holders Provision in several instances to permit issuers to conduct tender offers in which only some identifiable group of their security holders was eligible to participate. E.g., Peter Kiewit Sons, Inc., Kiewit Materials Company (pub. avail. Aug. 4, 2000) (relief granted to permit an issuer to make a selective exchange offer to a limited group of security holders); Westamerica Bancorporation (pub. avail. June 20, 1996) (relief granted to permit an issuer to make a selective repurchase offer to a limited group of security holders). In granting relief from the All Holders Provision, the Commission, in each instance, noted the following factors: (i) that within the group of security holders eligible to participate in the tender offer, the issuer made the offer available to all members of the group; and (ii) that the issuer made no recommendation as to whether members of the group should tender or refrain from tendering their securities. These factors are present in the proposed Offers, as well.

As proposed, the Cash Repurchase Offer would be made available to all Unit holders of SSF III, regardless of their Qualified Purchaser status. Therefore, all Unit holders of SSF III would be eligible to participate in the proposed Cash Repurchase Offer equally if they desired to liquidate their investment. In the other instances cited, some security holders were ineligible to participate in any way in the proposed tender offer and did not have the opportunity to have their securities repurchased which is afforded by the Cash Repurchase Offer. If the number of Units submitted for repurchase by Partners exceeds the maximum amount of the repurchase offer (as it may be increased), SSF III will repurchase Units submitted for repurchase on a pro rata basis, based upon the number of Units submitted for purchase by each such holder (although the Applicants believe that the maximum amount of the repurchase offer will be sufficient to allow for the satisfaction of requests for repurchase).

Although the non-Qualified Purchase Unit Holders of SSF III could not choose the Exchange Tender Offer, it would be made available to all Qualified Purchaser Unit Holders, and all Unit holders within that group would be treated equally. Both Qualified Purchasers Unit Holders and non-Qualified Purchaser Unit Holders would be able to participate in the economically equivalent Cash Repurchase Offer to liquidate all or a portion of their investment on equal terms. In addition, neither SSF III nor any Individual General Partner would make any recommendation as to whether any Unit holder should tender or refrain from tendering its Units in the Cash Repurchase Offer or the Exchange Tender Offer.

Moreover, as stated above, the purpose of the proposed Exchange Tender Offer is to provide all Qualified Purchasers Unit Holders of SSF III with an offer that, if elected, would enable such Unit holders to switch their investments from SSF III to SSF QP without liquidation, which otherwise would create potential adverse consequences to all Unit holders of SSF III. Adverse consequences, discussed below, may otherwise result in the absence of the Exchange Tender Offer. Because SSF QP is designed for investment solely by Qualified Purchasers investors, no purpose would be served by SSF III's extending the Exchange Tender Offer to all of its Unit holders, who would not be eligible to own SSF QP Units.

The Best Price Provision

The Commission has granted relief from the Best Price Provision in certain instances to permit issuers to conduct tender offers in which security holders of a closed-end fund have the option to tender their securities either for cash or for the cash-equivalent amount of shares of certain other funds within the same fund complex that are subject to a contingent deferred sales charge. E.g., GT Global Floating Rate Fund, Inc. (pub. avail. March 26, 1997); EV Classic Senior Floating-Rate Fund (pub. avail. April 13, 1995). In each instance, shareholders electing to receive cash would have been subject to an early withdrawal charge ("EWC") if they had held their tendered shares for less than a specified period of time. Shareholders electing to receive the cash-equivalent amount of contingent deferred sales charge ("CDSC") shares would not have been subject to an EWC. Such shareholders would have been subject, however, to a CDSC equivalent to the EWC in the event that they redeemed their CDSC shares within the same period of time. While not factually the same as the Offers, in each instance, the proposal would not have resulted in unfair discrimination among shareholders, nor would the proposal have misled shareholders. The two options were viewed as economically equivalent. These factors are present in the proposed Offers, as well.

In the absence of the Exchange Tender Offer, Qualified Purchaser Unit Holders of SSF III desiring to switch their investments from SSF III to SSF QP would be required to accept a repurchase offer that does not contain an exchange privilege, tender their Units to SSF III for cash liquidation, and then purchase Units of SSF QP. Thus, in the absence of the Exchange Tender Offer, it is likely that more Qualified Purchaser Unit Holders may accept a cash repurchase payment, as a costly and inefficient means to switch to SSF QP, than would be the case if an exchange privilege were available. Such a large offer would require SSF III to seek to liquidate a greater portion of its securities portfolio (compared to the amount it would otherwise liquidate if an exchange privilege were available and elected) to accommodate a larger cash repurchase payment to the tendering Qualified Purchaser Unit Holders (compared to the amount it would otherwise make if an exchange privilege were available and elected). The results of such a liquidation of portfolio investments could have a significant adverse impact on the remaining Unit holders of SSF III. To fund a large repurchase, SSF III would need to liquidate investments that it may not otherwise liquidate, which could disrupt SSF III's investment operations and also cause SSF III Limited Partners to recognize gains or losses (or SSF III to incur fees -- and thereby reduce any returns) that it might not otherwise incur. A large liquidation of holdings may also reduce the investment opportunities available to SSF III and cause its expense ratio to increase. Offering the Exchange Tender Offer would likely reduce (or eliminate) the number of Qualified Purchaser Unit Holders accepting the Cash Repurchase Offer, which would eliminate any adverse impact on SSF III (and its remaining Limited Partners) of Qualified Purchaser Unit Holders switching their investments from SSF III to SSF QP.

Structuring the proposed Offers as described in this letter would be beneficial to all Qualified Purchaser Unit Holders of SSF III and would not be detrimental to the remaining, non-Qualified Purchaser Unit Holders of SSF III. The proposed Offers would avoid the potential adverse consequences to Unit holders of SSF III that may otherwise result in their absence. Thus, the proposed Offers would not result in unfair discrimination among Unit holders of SSF III, nor would the proposed Offers mislead Unit holders.

The Cash Repurchase Offer and the Exchange Tender Offer also would be economically equivalent. As discussed above, a Unit holder accepting or electing the Cash Repurchase Offer would receive cash payment of the tendered SSF III Units' NAV calculated on the Valuation Date, and a Qualified Purchaser Unit Holder electing the Exchange Tender Offer would receive Units of SSF QP valued at NAV. The Exchange Tender Offer would not give Exchanging Holders a different or better price for their Units of SSF III than other Unit holders. No repurchase fee, brokerage commission, transaction fees or other remuneration will be paid by SSF III, SSF QP, the Adviser or any Unit or interest holder in connection with the Offers. No repurchase fees, brokerage commissions, fees or other remuneration will be paid by SSF III, SSF QP or any Unit holder in connection with the Offers. SSF QP will bear, as organizational costs, the costs of effecting the Exchange Tender Offer, including the legal fees associated with this request, the relief requested under the 1940 Act, described below, and the preparation and filing with the Commission of SSF III's proxy materials and tender offer materials for the Exchange Tender Offer. The Applicants estimate such fees to be $100,000 or approximately 0.02% of SSF QP's total assets, assuming the Transaction Participation Assumptions. Any and all costs and expenses in connection with the Cash Repurchase Offer will be incurred before SSF III calculates its NAV, and therefore will be reflected in the NAV, on the Valuation Date.

Rule 13e-4(f)(6)

Rule 13e-4(f)(6) is "essentially an antimanipulation restriction."[12] The Release adopting Rule 13e-4(f)(6) states the "purpose of the prohibition on post-offer purchasing activity is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer." [13] SSF III's Units are not transferable under SSF III's limited partnership agreement, and no market exists or could exist with respect to SSF III's Units. Thus, SSF III would be unable to support the market at an artificial level or otherwise influence the price of the subject securities. In addition, SSF III's repurchase of its Units in the Cash Repurchase Offer will have no effect on the NAV at which the Exchange Tender Offer is effected. Accordingly, the proposed transactions would not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and it is appropriate to grant no action relief from Rule 13e-4(f)(6) to the extent the Exchange Tender Offer is inconsistent with such rule.

Rule 13e-4(h)(9)

As stated above, Rule 13e-4 is designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with issuer tender offers. Where offers for and exchanges of securities that are the subject of an issuer tender offer will not result in abuses that the Williams Act was designed to prevent, the Commission has reserved the right to grant an exemption from all or part of Rule 13e-4 pursuant to paragraph (h)(9) of that section. Rule 13e-4(h)(9) provides that the issuer tender offer provisions of Rule 13e-4 shall not apply to "any other transaction or transactions, if the Commission, upon written request...exempts such transaction or transactions, either unconditionally, or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of this section." The concern underlying the Williams Act is that uninformed security holders could be pressured into rushed decisions to sell their securities. The Exchange Tender Offer is not a transaction that involves any abuse that the Williams Act was designed to prevent or that otherwise raises the concern underlying the Williams Act. Moreover, the Exchange Tender Offer will be structured to comply with all of the requirements and safeguards of Rule 13e-4, with the exceptions discussed in this letter.

Therefore, SSF III believes that it is appropriate for the Staff to grant the exemptive or no-action relief sought in this letter.

III. CONCLUSION

For the foregoing reasons, SSF III believes that the Exchange Tender Offer could not constitute a fraudulent, deceptive or manipulative act or practice. On behalf of SSF III, we hereby request that the Commission grant an exemption from the All Holders Provision and the Best Price Provision, and advise us that it will not recommend an enforcement action under Rule 13e-4(f)(6) under the 1934 Act, with respect to the Exchange Tender Offer, to enable SSF III to conduct the Exchange Tender Offer as described in this letter. While this relief is sought from the Division of Corporation Finance, we have discussed the request with members of the Division of Investment Management, and this letter is copied to that Division.

Please note that SSF III would like to conduct the Offers with an expiration date of approximately December 16, 2005. This will require that SSF III file tender offer materials by November 17, 2005. Due to the compressed time frame involved, SSF III respectfully requests expedited review of this letter and we would appreciate hearing from the Staff at its earliest convenience. If members of the Staff have any questions about this request or need any further information, please contact Allen B. Levithan at (973) 597-2406.

Very truly yours,

/s/ Allen B. Levithan

Allen B. Levithan

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[1] SSF III has a corporate general partner, MGP Advisers Limited Partnership, a Delaware limited partnership (the "**Adviser**"), which acts as its investment adviser, and individual general partners ("**Individual General Partners,**" and together with the Adviser, the "**General Partners**") who serve in the same capacity as directors of a registered investment company organized as a corporation. The Individual General Partners are responsible for the overall management and supervision of SSF III. The Individual General Partners shall remain in such capacity with SSF III. All other partners of SSF III are limited partners (together with the General Partners, the "**Partners**").

[2] The Cash Repurchase Offer will be conducted in accordance with Rule 23c-3 of the 1940 Act and therefore is exempt from the requirements of Rule 14e-1 and 14e-2 of the 1934 Act pursuant to Rule 14e-6. The Exchange Tender Offer will be conducted in compliance with Regulation 14E under the 1934 Act.

[3] A limited number of employees of AWM Investment Company, Inc., SSF III's administrator and the General Partner of the Adviser, who are not "accredited investors" or "qualified clients", are investors in SSF III. Such employees do not pay a performance fee to the Adviser.

[4] This figure excludes the Units held by the Adviser although Austin Marxe, an Individual General Partner, is deemed to beneficially own the Units held by the Adviser by virtue of his control over the Adviser.

[5] For purposes of projecting the effects of the transactions described in this application, the Applicants have assumed the Cash Repurchase Offer and the Exchange Tender Offer were consummated as follows (collectively, the "**Transaction Participation Assumptions**"): (A) all Qualified Purchaser Unit Holders other than the Adviser and the Principals (as defined below) fully participated in the Exchange Tender Offer; (B) approximately 4.2% of the outstanding Units of SSF III (representing half of the Units of non-Qualified Purchaser Unit Holders) participated in the Cash Repurchase Offer; (C) the Adviser did not participate in the Cash Repurchase Offer; (D) the Adviser, and two Principals (as defined below), Austin Marxe and David Greenhouse, participated in the Exchange Tender Offer in the same proportion as other Limited Partners as described in endnote 10 below; and (E) Adam Stettner, a Principal, did not participate in the Cash Repurchase Offer or the Exchange Tender Offer. The net result of the Transaction Participation Assumptions is that approximately 91.3% of SSF III's total Units would be exchanged for Units of SSF QP,

approximately 4.5% would remain in SSF III, and approximately 4.2% would be repurchased for cash. There can be no assurance that participation in the Cash Repurchase Offer and the Exchange Tender Offer will be similar to the Transaction Participation Assumptions.

[6] In December 2003 the Board exercised its discretion to increase the maximum to permit satisfaction of all tenders for repurchase.

[7] SSF III will conduct the Exchange Tender Offers pursuant to Section 23(c)(2) of the 1940 Act and pursuant to Rule 13e-4 and Regulation 14E under the 1934 Act. At a duly called meeting to be held on November 16, 2005, the Limited Partners approved an amendment of the limited partnership agreement of SSF III to authorize the Exchange Tender Offer. SSF III would conduct the Exchange Tender Offer only in conformity with any relief under Rule 13e-4 promulgated under the 1934 Act granted by the Commission or staff. The Cash Repurchase Offer and Exchange Tender Offer will appear in one document sent to SSF III's Limited Partners, with participation in the Exchange Tender Offer clearly designated as restricted to Qualified Purchasers.

[8] The Individual General Partners, other than Mr. Austin Marxe who is an Individual General Partner and a Principal, will not participate in the Exchange Tender Offer. The Adviser and two of its Principals, Austin Marxe and David Greenhouse (in their individual capacities), will participate in the Exchange Tender Offer in the same proportion as the Limited Partners after giving effect to the Cash Repurchase Offer, that is, they will exchange Units in the same proportion as the Units held by all Limited Partners (other than Mr. Greenhouse) are exchanged, subject to the Adviser and the Individual General Partners holding collectively at least 1% of SSF III's outstanding Units. Mr. Adam Stettner will not participate in the Exchange Tender Offer. Assuming the Transaction Participation Assumptions, the Adviser and the Principals collectively would own approximately 7.7% of SSF III's outstanding Units as follows: the Adviser = 6.5%; Mr. Marxe = 0.8%; Mr. Greenhouse = 0.2%; and Mr. Stettner = 0.2%.

[9] In addition, Regulation 14E prohibits various unlawful tender offer practices.

[10] See Part III.A of Securities Exchange Act Release No. 34-23421 (July 11, 1986).

[11] Securities Exchange Act Release No. 34-23421, Part III.B.1 (July 11, 1986).

[12] Securities Exchange Act Release 34-16112, Part IV.E.6 (August 16, 1979).

[13] Securities Exchange Act Release 34-16112, Part IV.E.6 (August 16, 1979).